Exhibit 99.2

Exhibit 99.2

Performance of Wipro Limited for Quarter ended –June 30, 2014

Suresh Senapaty

Executive Director and Chief Financial Officer July 24, 2014

© 2014 WIPRO LTD | WWW.WIPRO.COM

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Financial Summary for the Quarter Ended June 30, 2014 (IFRS)

Wipro Limited

Q1 15 (Rs million) YoY Growth

Revenues 112,456 16%

PBIT 23,771 34%

Net Income 21,032 30%

1.	Overall Revenues grew 16% Year-on-Year
2.	PBIT grew 34% Year-on-Year
3.	Net Income grew 30% Year-on-Year

Particulars Revenue PBIT

YoY Growth YoY Growth

(Rs million)(Rs million)

IT Services 105,083 18% 24,003 35%

IT Products 7,660 -6% 165 26%

1. IT Services Revenue grew 18% YoY, with PBIT growth of 35% YoY

2. IT Products Revenue de-grew 6% YoY, with PBIT growth of 26% YoY.

3. IT Products revenue declined in-line with strategy to stay focused on services business by engaging in selective transformational deals where products form an integral part of the solution. This strategy has helped expand margins and grow profits by 26% YoY.

© 2014 WIPRO LTD | WWW.WIPRO.COM

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Highlights for the Quarter

IT Services USD Revenue grew by 1.2% sequentially and 9.6% on a YoY basis

IT Services Operating margins was on expected lines at 22.8%, 169 basis points lower largely due to wage hikes

Net Income Grew 30% YoY in the quarter while IT Services EBIT grew 35% YoY

Strong Operating and Free Cash Flow generation at 103% and 88% of Net Income respectively

© 2014 WIPRO LTD | WWW.WIPRO.COM

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IT Services—Revenue Dynamics for Quarter Ended June 30, 2014

Vertical

1. Healthcare, Life sciences and Services grew 20.0% on a YoY basis

2. Global Media and Telecom grew 15.4% on a YoY basis

3. Finance Solutions grew 10.3% on a YoY basis

Geographies

1. Americas grew 9.9% on a YoY basis

2. Europe grew 11.8% on a YoY basis

3. India and Middle East grew 13.8% on a YoY basis

Service Lines

1. Global Infrastructure Services grew 16.7% on a YoY basis

2. BPO grew 20.9% on a YoY basis

3. Business Application Services grew 11.1% on a YoY basis

© 2014 WIPRO LTD | WWW.WIPRO.COM

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Looking ahead

Looking ahead For the quarter ending September 30, 2014

We expect the Revenue from our IT Services business to be in the range $1,770 million to $1,810 million*

Guidance is based on the following exchange rates:

GBP/USD at 1.70, Euro/USD at 1.37, AUD/USD at 0.94, USD/INR at 59.66 and USD/CAD at 1.07

© 2014 WIPRO LTD | WWW.WIPRO.COM

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended June 30, 2014

Particulars Q1’15 Q4’14 Q1’14

Revenue Composition

Global Media & Telecom 14.3% 13.9% 13.6%

Finance Solutions 26.7% 26.8% 26.5%

Manufacturing & Hitech 18.2% 18.0% 19.1%

Healthcare, Life Sciences & Services 10.8% 10.6% 9.8%

Retail, Consumer Goods & Transportation 14.0% 14.5% 15.1%

Energy, Natural Resources & Utilities 16.0% 16.2% 15.9%

Geography Composition

Americas 49.8% 50.0% 49.7%

Europe 29.6% 30.0% 29.0%

India & Middle East Business 9.1% 8.8% 8.8%

APAC & Other Emerging Markets 11.5% 11.2% 12.5%

People related

Number of employees 147,452 146,053 147,281

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Thank You

Suresh Senapaty

Executive Director and CFO

suresh.senapaty@wipro.com

© 2014 WIPRO LTD | WWW.WIPRO.COM

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